March 23, 2007

Mr. Evangelos M. Marinakis
c/o CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

Re: Capital Product Partners L.P.
Registration Statement on Form F-1
Filed March 19, 2006
File No. 333-141422

Dear Mr. Marinakis:

        We have reviewed your responses to the comments in our letter dated March 15, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We reissue comment 1 of our letter dated March 15, 2007. Please identify Capital Maritime as an underwriter on the cover of the prospectus and in the Underwriting section. Disclosure indicating that Capital Maritime "may be deemed to be" an underwriter is not sufficient.

Underwriting

NASD Regulations, page 190

2.   We note that 10% or more of the net proceeds of the offering may be paid to members or affiliates of members of NASD. If this is a result of Capital Maritime using offering proceeds to pay down loans from certain of the underwriters or their affiliates, please revise the Use of Proceeds section in both the summary section and on page 46 to explain this and to name the affiliates to whom the proceeds will be paid. Make corresponding changes to this section, as well. If this section was revised for some other reason, please advise.

Exhibit 8.1—Tax Opinion

3.   While we note your response to comment 3 of our letter dated March 15, 2007, it does not appear that you made corresponding changes to your tax opinion. Revise accordingly or advise.

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Closing

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Direct any questions on the financial statements and related disclosure to Beverly Singleton at (202) 551-3328, or Joseph Foti, at (202) 551-3816. Direct any other questions to H. Yuna Peng at (202) 551-3391, or in her absence to Sara Kalin at (202) 551-3454.

        Sincerely,

        Sara Kalin
        Branch Chief

cc: Via Facsimile
       Gregory M. Shaw, Esq.
       011 44 207 860 1150